Mail Stop 3-9

      							May 4, 2005

Kenneth A. Czaja
Chief Financial Officer and Secretary
BriteSmile, Inc.
490 North Wiget Lane
Walnut Creek, California 94598

Re:	BriteSmile, Inc.
	Preliminary Schedule 14A
      Filed April 7, 2005 (as amended April 8, 2005)
      File No. 1-11064

   Form 10-K for the year ended December 25, 2004
	File No. 1-11064

Dear Mr. Czaja:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Preliminary Schedule 14A, as amended
General

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples only and not intended as exhaustive lists. If our comments are applicable to portions of your filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.
2. In addition, please note that you are required to file with the Commission any written instructions, scripts, and outlines that will be used by any person that solicits proxies on behalf of BriteSmile through personal interview, telephone, or telegram, and all other soliciting material that will be furnished to BriteSmile shareholders. See Rules 14a-6(b) and (c) of the Exchange Act of 1934.
Proposal 1 - Election of Directors, page 2

3. We note your disclosure that Mr. Poch is not a nominee for reelection to the Board of Directors and that, concurrently with the
Annual Meeting, the Board will reduce the number of members from nine to eight. Please discuss the reasons for this reduction.
4. With respect to the biographical information provided for each of the director nominees (pages 2-4), please ensure that you disclose the relevant dates and duration of experience for all business endeavors discussed. You should also describe the nature of the business in which such employment was carried on and, if a named person has been employed by BriteSmile or an affiliate for less than five years, the nature of the person`s responsibilities undertaken in such prior position. Please refer to Item 401(e) of Regulation S-K for further clarification. By way of example only, you should clarify:
* the business conducted by CAP Advisers Limited, where Mr. Pilaro serves as Chairman;

* the years during which Mr. Coccari was President and CEO of Teleflora and Senior Managing Director at Franklin Mint, Eagle`s
Eye
and Johnson & Johnson;

* the business conducted by The Strategy Group and Swiss Army
Brands,
and the years during which Mr. Thompson served as President and Managing Director, respectively; and

* the business conducted by SBI Services, Inc., where Mr. Pierce is currently the Executive Vice President, Chief Financial Officer and
Corporate Secretary
5. Similarly, to the extent that the biographical information provided for the Executive Officers and Significant Employees/Consultants (pages 8-9) omits relevant dates, business descriptions and job responsibilities, please make the necessary revisions.

Employment Contracts and Termination of Employment Arrangements,
page
14
6. Please provide a summary description of John Reed`s Employment Letter, dated January 20, 1999 and any other compensation or severance arrangement between Mr. Reed and BriteSmile, as required by
Item 402(h)(1) of Regulation S-K.


Report of the Compensation Committee of the Board of Directors on Executive Compensation, page 15

7. Item 402(k) of Regulation S-K requires disclosure of the relationship of corporate performance to executive compensation. Accordingly, please revise to discuss the specific bases for the compensation paid to the various CEOs in 2004. We note your statement that the Compensation Committee considers a mix of factors and is required to make subjective assessments of performance. Nevertheless, the Committee`s report on compensation should make clear to BriteSmile shareholders how the Compensation Committee arrived at its recommendations of the CEOs` compensation levels in relation to the Company`s actual performance. You should describe the mix of performance factors considered, whether quantitative or qualitative, and the relationship of these factors to the Committee`s recommendations with respect to the last completed fiscal year.

Certain Relationships and Related Transactions, page 18
8. It appears that the many of the agreements described in this section were not filed as exhibits to your Form 10-K. Please amend your Form 10-K to file the agreements. This includes, but is not limited to:
* the July 2003 Assert Purchase Agreement (and November 2003 amendment) between BDI and R. Eric Montgomery;

* the consulting agreement between BDI and Oraceutical  Innovative
Properties;

* the outsourcing agreement between BriteSmile and Oraceutical
Innovative Properties;

* the $2 million promissory note issued by BDI to LCO Investments
Limited to finance a portion of the purchase price of the intellectual property purchased from Mr. Montgomery; and

* the $2.5 million loan agreement between BriteSmile and CAP
America
Trust

If these agreements have been filed, please tell us when they were filed and the applicable exhibit number.

9. Please describe the nature and monetary value of the consulting services provided by provided by Mr. Montgomery`s companies, Oraceutical, LLC and Oraceutical Innovative Properties.
10. Please describe the material terms of the fulfillment services agreement between BriteSmile and Oraceutical.
11. Please clarify the relationship between CAP America Trust and BriteSmile in your description of the CAP America Trust Center Loan in May 2003. Although this information appears in the footnotes to the beneficial owners table earlier in the document, it should appear on page 20 as well.
12. Please describe the nature of the marketing study commissioned in
2004, the relationship of the management consulting firm to BriteSmile or to CAP, if any, and the amount paid for the study. Proposal 2 - Approval of Option Plan Amendment

13. We note that on page 25, under the caption "New Plan Benefits," you list stock option awards granted to certain executive officers, the shares underlying a portion of which are being made available under the Option Plan Amendment. Please confirm, by supplemental response, that the Option Plan allows for such awards prior to shareholder approval of the Option Plan Amendment.
14. In addition, please disclose in the proxy statement the consequences, relating to the awards already granted, should shareholders not approve the Option Plan Amendment.
Proposal 3 - Approval of Charter Amendment
15. We note your statement that the summary of the Charter Amendment and its impact on the Company does not purport to be complete. However, you are required to disclose all material terms of the charter amendment and a complete discussion of its material impacts.
Although the summary, by definition, should not include all the information found in the Charter Amendment, it should nevertheless be a complete summary. Please revise your disclosure accordingly.
16. If you have plans or arrangements to issue any shares of preferred stock, please revise to describe all plans and arrangements. If you do not have any plans, please revise your document to specifically state that you have no plans or arrangements to issue the preferred shares.
Proposal 4 - Ratification and Approval of Note, Warrant and Additional Investment Rights Issuance, page 27

17. In addition, please confirm to us, by supplemental response, that the Nasdaq Market Rules permit retroactive shareholder approval of the December 2004 securities issuance.
18. As the securities have already been issued, please describe the consequences should the shareholders not approve the securities issuance and discuss what alternatives the Company would have in such event.


19. Pursuant to Item 3 of Schedule 14A, please outline briefly the rights of appraisal or similar rights of dissenters with respect to
Proposal 4.
Form 10-K for the Year Ended December 25, 2004, as amended
20. To the extent that you revise your preliminary proxy statement in response to our comments and such revisions bear on the information that you have included in your 2004 10-K, please make conforming changes via an amendment to your 2004 10-K.

Item 9A. Controls and Procedures
21. Please be more specific about the nature of the material deficiencies in your disclosure controls and internal accounting controls. As written, shareholders will be unable to understand and assess the materiality of the identified weaknesses.
22. We note that your CEO and CFO have concluded that your disclosure controls and procedures were effective at a reasonable assurance level, "except as they relate to material weaknesses" identified in your Form 10-K. This is an impermissible qualification. Your CEO and CFO must conclude that the disclosure controls and procedures are either effective or not effective. If you conclude that they are effective, you cannot include any language limiting the conclusion.

Notes to Consolidated Financial Statements
Note 7.  Financing Arrangements

Convertible Debt, page F-21

23. We note your disclosures regarding the Company`s accounting treatment for the convertible debt issued in December 2004 to six investors in a private placement and have the following comments.

* You state that you followed SFAS No. 14 to account for the Financial Instruments Related to Convertible Debt - Warrants ("Warrants") and the Financial Instruments Related to Convertible Debt - Additional Investment Rights ("AIR"). As SFAS No. 14 was superseded upon the issuance of SFAS 131, Disclosures about Segments of an Enterprise and Related Information, in June 1997, please confirm whether the Company meant to reference APB 14.

* It is our understanding that the Company is recording the Warrants and the AIRs at fair market value as of each reporting date and that changes in the fair market value are recorded through the Consolidated Statement of Operations. Please provide to us management`s analysis used to support the current accounting treatment for these financial instruments. Please include the appropriate references to the GAAP literature, as applicable.

* It is also our understanding that you have accounted for the conversion option under SFAS 133. Please provide your basis for concluding that SFAS 133 is applicable to the conversion feature. Additionally, please supplementally tell us why there was a lack of beneficial conversion feature recorded on the date of issuance.

*	*	*

	As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	You may contact Christine Allen at (202) 824-5533 or Kevin Woody at (202) 942-7332 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Greenspan, Attorney-Advisor, at (202) 942-2974, Suzanne Hayes, Branch
Chief, at (202) 942-1789, or me at (202) 942-1840 with any other questions.

								Sincerely,



								Jeffrey Riedler
      							Assistant Director


cc:	Wayne Swann, Esq.
	Durham Jones & Pinegar
	111 E. Broadway, Suite 900
Salt Lake City, Utah 84111

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Kenneth A. Czaja
BriteSmile, Inc.
May 4, 2005
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